UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Verve Therapeutics, Inc.

(Name of Subject Company)

Verve Therapeutics, Inc.

(Name of Persons Filing Statement)

Common stock, par value $0.001 per share

(Title of Class of Securities)

92539P 101

(CUSIP Number of Class of Securities)

Sekar Kathiresan, M.D.

Chief Executive Officer

Verve Therapeutics, Inc.

201 Brookline Avenue, Suite 601

Boston, Massachusetts 02215

(617) 603-0070

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Krishna Veeraraghavan, Esq.	Andrew D. Ashe, J.D.
Benjamin Goodchild, Esq.	President, Chief Operating Officer and General Counsel
Paul, Weiss, Rifkind, Wharton & Garrison LLP	Verve Therapeutics, Inc.
1285 Sixth Avenue	201 Brookline Avenue, Suite 601
New York, New York 10019	Boston, Massachusetts 02215
(212) 373-3000	(617) 603-0070

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 25, 2025 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Verve Therapeutics, Inc., a Delaware corporation (“Verve” or the “Company”). The Schedule 14D-9 relates to the tender offer by Ridgeway Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Parent”), to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.001 per share, of Verve, in exchange for (i) $10.50 per Share, net to the stockholder in cash, without interest (the “Cash Consideration”) and less any applicable tax withholding, plus (ii) one non-tradable contingent value right (each, a “CVR” and collectively, the “CVRs”) per Share, which represents the contractual right to receive a contingent payment of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of a certain specified milestone, all in accordance with the terms and subject to the conditions and other provisions of a contingent value rights agreement (the “CVR Agreement”) to be entered into by and among Parent, Purchaser, Computershare Inc., a Delaware corporation (“Computershare”), and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company (together with Computershare, the “Rights Agent”) (the Cash Consideration plus one CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of June 25, 2025 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on June 25, 2025 by Parent and Purchaser.

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new Item 8(i) immediately following Item 8(h) (titled “Certain Litigation.”):

(i) Expiration of the Offering Period.

The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 p.m., Eastern Time, on July 23, 2025 and was not extended (such date and time, the “Expiration Time”). The Depositary has advised Purchaser that, as of the Expiration Time, 49,882,464 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 55.7% of the issued and outstanding Shares as of the Expiration Time. Accordingly, the Minimum Tender Condition has been satisfied. Parent and Purchaser have accepted for payment, and will promptly pay for, all Shares that were validly tendered and not validly withdrawn pursuant to the Offer prior to the Expiration Time.

Parent expects to consummate the Merger on July 25, 2025, in accordance with, and subject to the terms of, the Merger Agreement.

Following the consummation of the Merger, all Shares will be delisted from The Nasdaq Global Select Market and deregistered under the Exchange Act.

On July 24, 2025, Parent and the Company issued a press release announcing the expiration and results of the Offer. A copy of the press release is filed as Exhibit (a)(5)(B) to the amendment to the Schedule TO filed with the SEC on July 24, 2025 and is incorporated by reference herein.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(H)	Joint Press Release, dated July 24, 2025, issued by Verve Therapeutics, Inc. and Eli Lilly and Company (incorporated by reference to Exhibit (a)(5)(B) to Amendment No. 3 to the Tender Offer Statement on Schedule TO of Eli Lilly and Company and Ridgeway Acquisition Corporation filed with the SEC on July 24, 2025).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2025

Verve Therapeutics, Inc.

By:	/s/ Sekar Kathiresan, M.D.
Name: Sekar Kathiresan, M.D.
Title: Chief Executive Officer